                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                       ----------------------------------

                                    FORM 11-K
                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        ---------------------------------


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

                  For the fiscal year ended December 31, 2005.

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934

                  For the transition period from _______ to ______.

         Commission file number 1-2299

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Applied Industrial Technologies, Inc.
                           Retirement Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Applied Industrial Technologies, Inc.
                           One Applied Plaza
                           Cleveland, Ohio 44115-5056

Financial Statements and Exhibit(s)
-----------------------------------
                                                                   Page No.
    (a)      Financial Statements                              (in this Report)
             --------------------                              ----------------

             Report of Independent Registered Public
                      Accounting Firm                                 5
             Statement of Net Assets Available                        6
                      for Benefits --
                      December 31, 2005 and 2004
             Statement of Changes in Net Assets                       7
                      Available for Benefits --
                      Years Ended December 31, 2005
                       and 2004
             Notes to Financial Statements --                       8 - 13
                      Years Ended December 31,
                      2005 and 2004

             Supplemental Schedule                                   14


    (b)      Exhibit(s)
             ----------

             23   Consent of Independent Registered
                      Public Accounting Firm                         15


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                           APPLIED INDUSTRIAL TECHNOLOGIES,
                                           INC. RETIREMENT SAVINGS PLAN

                                           By:    Applied Industrial
                                                  Technologies, Inc., as Plan
                                                  Administrator

                                           By:    /s/ Daniel T. Brezovec
                                               -------------------------------
                                                  Signature

                                                  Daniel T. Brezovec
                                               -------------------------------
                                                  Printed Name

                                                  Corporate Controller
                                               -------------------------------
                                                    Title

Date: June 28, 2006

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN


Financial Statements
For the Years Ended December 31, 2005 and 2004,
Supplemental Schedule as of
December 31, 2005,
Report of Independent Registered Public Accounting Firm

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
----------------------------------------------------------------------------------------------

                                                                                        PAGE


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                  1
FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     As of December 31, 2005 and 2004                                                    2

   Statements of Changes in Net Assets Available for Benefits
     For the Years Ended December 31, 2005 and 2004                                      3

   Notes to Financial Statements                                                       4 - 9



SUPPLEMENTAL SCHEDULE:

   Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
     As of December 31, 2005                                                            10



            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Applied Industrial Technologies, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Applied Industrial Technologies, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Cleveland, OH
June 16, 2006

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004
--------------------------------------------------------------------------------

                                                                 2005                 2004

ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc. common stock        $101,308,754        $ 80,646,055
    Mutual funds                                               163,358,119         144,064,605
    Common/collective trust funds                               42,519,751          41,434,628
    Loans to participants                                        8,212,544           7,423,278
                                                              ------------        ------------
         Total investments                                     315,399,168         273,568,566

                                                              ------------        ------------
NET ASSETS AVAILABLE FOR BENEFITS                             $315,399,168        $273,568,566
                                                              ============        ============

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 and 2004
--------------------------------------------------------------------------------

                                                                         2005                2004
ADDITIONS:
  Contributions:
    Participants                                                     $  9,743,370        $  9,103,592
    Participants' rollovers                                             2,478,802             561,171
    Employer:
      Applied Industrial Technologies, Inc. common stock                6,542,977           5,752,242
      Cash                                                              3,599,698           2,020,515
                                                                     ------------        ------------
        Total contributions                                            22,364,847          17,437,520

  Investment income:
    Dividends, interest and other:
     Applied Industrial Technologies, Inc. common stock                 1,422,908             976,828
     Mutual funds                                                       4,979,301           2,814,004
     Common/collective trust funds                                         69,460              55,664
                                                                     ------------        ------------
        Total dividends, interest and other                             6,471,669           3,846,496
   Net appreciation in fair value of investments:
     Applied Industrial Technologies, Inc. common stock                18,407,127          32,637,365
     Mutual funds                                                      10,553,659          14,029,296
     Common/collective trust funds                                      1,015,663           1,358,865
                                                                     ------------        ------------
         Total net appreciation in fair value of investments:          29,976,449          48,025,526
                                                                     ------------        ------------
         Total investment income                                       36,448,118          51,872,022
                                                                     ------------        ------------

         Total additions                                               58,812,965          69,309,542

DEDUCTIONS:
  Distributions to participants                                        16,753,737          15,446,855
  Administrative expenses                                                 228,626             224,283
                                                                     ------------        ------------

          Total deductions                                             16,982,363          15,671,138
                                                                     ------------        ------------

INCREASE IN NET ASSETS FOR THE YEAR                                    41,830,602          53,638,404

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF THE YEAR              273,568,566         219,930,162
                                                                     ------------        ------------

NET ASSETS AVAILABLE FOR BENEFITS, END OF THE YEAR                   $315,399,168        $273,568,566
                                                                     ============        ============


See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
--------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN

         The following description of the Applied Industrial Technologies, Inc. Retirement Savings Plan (the "Plan") is provided for general purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

         GENERAL - The Plan was established for the purpose of encouraging and assisting domestic employees of Applied Industrial Technologies, Inc. and its subsidiaries (the "Company") to provide long-term, tax-deferred savings for retirement. The Plan is subject to the reporting and disclosure requirements, the minimum participation and vesting standards, and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974.

         ADMINISTRATION - The Plan is administered by the Company. The Company's powers and duties relate to making participant and employer contributions to the Trust, establishing investment options, authorizing disbursements from the Trust, and resolving any questions of Plan interpretation.

         The assets of the Plan are maintained and administered by Ameriprise Trust Company and Ameriprise Retirement Services (prior to August 2005, known as American Express Retirement Services), acting as Trustee and record keeper. The Trustee is responsible for the custody of assets.

         PARTICIPANT ACCOUNTS -- Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocated expenses are based on participant contributions, account balances, or can be per capita, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested portion of their account.

         PARTICIPATION AND CONTRIBUTIONS -- All eligible employees may participate in the Plan on the first payroll period following 30 days of employment.

         Eligible employees may elect to make pretax contributions to the Plan ranging from 1% to 50% of compensation. For those eligible employees who do not make a contribution election, their compensation is automatically reduced by two percent and contributed on their behalf to the Plan as contributions until superseded by a subsequent contribution election. The Company may make additional contributions to the Plan, including, but not limited to, matching contributions equal to a percentage of participant pretax contributions not in excess of 6% of the participant's compensation, and discretionary profit-sharing contributions as determined annually. Matching employer contributions are determined based upon the Company's earnings per share for the immediately preceding calendar year quarter and the participant's investment elections. Except in the case of death, disability, or retirement, a participant must be employed through the last payroll period of the quarter to receive the Plan's quarter match. The matching employer contribution is updated annually based on the Company's June 30 fiscal year end and is currently determined using the following schedule:

         --------------------------------------------------------------------------------
                                        SUBSEQUENT QUARTER MATCHING CONTRIBUTION
         --------------------------------------------------------------------------------
                                      $.25         $.35       $.50      $.75      $1.00
         --------------------------------------------------------------------------------
                                                       QUARTERLY EPS
         --------------------------------------------------------------------------------
         Quarter Ended 9/30/05     $.27 or less     $.27      $.33      $.37       $.39
         --------------------------------------------------------------------------------
         Quarter Ended 12/31/05        .24           .25       .29       .31        .33
         --------------------------------------------------------------------------------
         Quarter Ended 3/31/06         .28           .29       .34       .37        .39
         --------------------------------------------------------------------------------
         Quarter Ended 6/30/06         .32           .33       .39       .41        .43
         --------------------------------------------------------------------------------

         The quarterly EPS amounts presented above have been restated to reflect the Company's three-for-two stock split effective June 15, 2006.

         The employer match on participant contributions was $1.00, $1.00, $1.00, and $.50 for the four quarters of 2005, and $.35, $1.00, $1.00 and $1.00 for the four quarters of 2004, respectively.

         Matching employer contributions are made primarily in shares of Applied Industrial Technologies, Inc. common stock to the Company Stock Fund. Participants that elect to contribute to the Company Stock Fund, receive an additional 10% Bonus Match on the participant's pretax contributions not in excess of 6% of the participant's compensation. The Bonus Match is also made primarily in shares of Applied Industrial Technologies, Inc. common stock to the Company Stock Fund. Matching employer contributions and Bonus Match are invested in the Company Stock Fund and cannot be transferred to other investment options until age 55.

         The Company may also make a profit-sharing contribution to the Plan annually. Participants must be employed on June 30 of such Plan year and have completed at least one year of service, as defined in the Plan agreement, as of June 30 to be eligible to receive an allocation of the profit-sharing contribution. Additionally, the Company may contribute a special profit-sharing contribution to individuals who retire after attaining age 55 and completing ten years of service. Profit-sharing contributions are allocated to each participant's profit-sharing contribution account based upon the ratio of each participant's total compensation to the aggregate compensation of all participants eligible to receive a profit-sharing contribution. The profit-sharing contributions for the years ended December 31, 2005 and 2004 were composed of $3,599,698 and $2,020,515 in cash, and $328,410 and
         $173,524 in Applied Industrial Technologies, Inc. common stock, respectively.

         Contributions are excluded from participants' taxable income until such amounts are received by them as a distribution from the Plan.

         The Plan permits catch-up contributions for participants who are age 50 or older and defer the maximum amount allowed under the Plan. Maximum catch-up contribution limits were $4,000 in 2005 and $3,000 in 2004.

         The Plan provides for Rollover Contributions (amounts previously distributed to the participants from certain other tax-qualified plans) and Transfer Contributions (assets transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

         INVESTMENT OF CONTRIBUTIONS - Participants elect investment of profit-sharing and pretax contributions in 1% increments in the Company's Stock, RVST Income Fund II, American Fundamental Investors Fund, American EuroPacific Growth Fund, T Rowe Price Mid-Cap Growth Fund, Pimco Total Return Fund, Franklin Small-Cap Growth II Fund, Vanguard Asset Allocation Fund, AIT Large-Cap Growth Fund (consisting of Vanguard Growth Index

         Fund, Harbor Capital Appreciation Fund and Wilshire Target Large Growth
         Fund), RVS S&P 500 Index Fund, Lord Abbett Mid-Cap Value Fund, Royce Total Return Fund, Calamos Growth Fund, or the Washington Mutual Investors Fund. The portion of the Plan that is invested in the Company Stock Fund is intended to be an Employee Stock Ownership Plan (ESOP) under code section 4975 (e)(7) and ERISA section 407 (d)(6). Participants may elect to change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment choices in increments of 1% of the total amount to be reallocated. All such elections are filed with the Trustee and become effective daily.

         During plan year 2004, the Washington Mutual investor's Fund was added to the Plan and the Alliance Growth & Income Fund was removed.

         The value of the Company's common stock and other funds and the interest of individual participants under each investment are calculated daily (daily valuation).

         VESTING AND DISTRIBUTIONS - Each participant is immediately and fully vested in their participant contributions and earnings thereon. Participants vest in Matching Employer Contributions and Profit-Sharing Contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to physical or mental disability determined by the Company upon the basis of a written certificate of a physician selected by it, or normal early retirement as defined in the Plan.

         Upon termination of employment, participants may receive lump sum or installment distributions of their vested account balances as soon as administratively possible. The Plan permits hardship withdrawals, if the hardship criteria is met, or in-service distributions at age 59 1/2. These distributions are limited to participant rollovers, salary deferral and catch-up contributions.

         Forfeitures of nonvested amounts are applied to reduce future matching employer contributions. Total forfeitures were $45,459 in 2005 and $72,687 in 2004.

         LOANS - Participants may borrow from their 401(k) contributions, 401(k) catch-up contributions, rollover contributions and transferred contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the aggregate sum of the participants' accounts. Loan terms range from 1-5 years or up to ten years if used for the purchase of a primary residence. Loans that originated from merged plans are also reflected in loans to participants in the Plan's financial statements. These loans are to be repaid to the Plan in accordance with their original terms. The loans are secured by the balance in the participants' accounts and bear interest at rates prevailing at the time the loans were made. Principal and interest are paid ratably through bi-weekly payroll deductions. Funds cannot be borrowed from the profit-sharing or Company matching contributions.

         Deemed distributed loans, as defined by the Department of Labor, are included as part of loans to participants, which are included in the assets of the Plan. The amount of deemed distributed loans were $243,056 in 2005 and $189,645 in 2004.

         PLAN TERMINATION - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in their accounts.

         TAX STATUS OF THE PLAN - The Plan obtained its latest determination letter dated July 12, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. The amended Plan is dated November 5, 2005 which amends the Plan effective March 1, 2003. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

         RECLASSIFICATIONS - Certain prior period amounts have been reclassified to conform to the current year presentation.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting.

         USE OF ESTIMATES -- The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         VALUATION OF INVESTMENTS - Investments are accounted for at cost on the trade-date and are reported in the statement of net assets available for benefits at fair value. The investment in Applied Industrial Technologies, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Investment funds are stated at values using year-end closing prices for each of the funds or quoted market prices. Participant loans are stated at cost, which approximates fair value.

         RISKS AND UNCERTAINTIES -- In general, investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits and statement of changes in net assets available for benefits.

         BENEFIT PAYMENTS - Distributions to participants are recorded by the Plan when payments are made.

         ADMINISTRATIVE EXPENSES - Administrative expenses of the Plan are paid by the Plan or the Company, as determined by the Company.

3.       INVESTMENTS

         The Plan provides that, in accordance with the investment objectives established by the Company, the Trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

         Plan investments exceeding 5% of net assets available for benefits as of December 31, 2005 and 2004 were as follows:


                                       DESCRIPTION OF
                                         INVESTMENT                               2005               2004
                                                                           ------------------------------------


                   Applied Industrial Technologies, Inc. Common Stock         $101,308,754        $80,646,055

                   RVST Income II Fund                                          42,519,751         41,434,628

                   American Fundamental Investors Fund                          35,314,446         31,747,877

                   American EuroPacific Growth Fund                             24,842,975         19,393,286

                   AIT Large-Cap Growth Fund                                    24,446,949         21,882,065


4.       NON-PARTICIPANT-DIRECTED INVESTMENTS

         The Plan's only non-participant directed transactions are contained within the Company Stock Fund, which includes both participant and non-participant directed transactions. Information about the net assets and the significant components of the changes in net assets relating to the Company Stock Fund is as follows:

                                                                        2005                   2004
                                                                    -----------------------------------
Net Assets:
Common stock                                                        $101,308,754           $ 80,646,055


Change in Net Assets:
Contributions                                                        $ 7,778,848            $ 6,585,238
Dividends                                                              1,422,908                976,828
Net appreciation in fair value                                        18,407,127             32,637,365
Benefits paid to participants                                         (4,931,604)            (2,685,235)
Transfers to participant-directed investments, net                    (2,014,580)            (1,799,292)
                                                                    ------------           ------------
                                                                    $ 20,662,699           $ 35,714,904
                                                                    ============           ============

5.       SUBSEQUENT EVENTS

         As of May 8, 2006, the diversification rules relating to Matching Contributions invested in the Company Stock Fund were expanded. Any Participant under age 50 is now permitted to elect during a Plan Year to transfer up to 25% of the portion of his or her Matching Contribution Account invested in the Company Stock Fund to other investment options offered under the Plan; provided, however, that at least 12 months have elapsed since the immediately preceding election. Any Participant who has attained age 50 is now permitted to transfer up to 100% of his or her Matching Contribution Account invested in the Company Stock Fund to other investment options offered under the Plan.

         On May 2, 2006, the Company's Board of Directors declared a three-for-two stock split of the Company's common stock. The stock split was paid on June 15, 2006 to shareholders of record on June 1, 2006. All share and per share data have been restated to reflect this three-for-two stock split.

                                     ******

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

------------------------------------------------------------------------------------------------------------------------------------

 ( a )            ( b )                                        ( c )                                 ( d )                  ( e )
        IDENTITY OF ISSUER, BORROWER,                                                                                      CURRENT
           LESSOR OR SIMILAR PARTY                    DESCRIPTION OF INVESTMENT                       COST                  VALUE


   *    Applied Industrial Tech., Inc.      Common Stock - 3,329,895 units                            $ 48,057,435     $ 101,308,754


   *    Ameriprise Trust Company            RVST Income Fund II - 1,666,171 units                          **             42,519,751


        The American Funds Group            American Fundamental Investors Fund - 997,583 units            **             35,314,446


        The American Funds Group            American EuroPacific Growth Fund - 603,839 units               **             24,842,975


        T. Rowe Price                       T Rowe Price Mid-Cap Growth Fund - 266,526 units               **             14,445,852


        Pimco Fund                          Pimco Total Return Fund - 1,370,475 units                      **             14,400,377


        Franklin Templeton                  Franklin Small-Cap Growth II Fund - 1,012,910 units            **             12,752,554


        The Vanguard Group                  Vanguard Asset Allocation Fund - 373,101 units                 **              9,450,647


        The Vanguard Group Index Fund       Vanguard Growth Index Fund - 609,459 units                     **              8,315,305


   *    Participant Loans                   Participant Loans (with interest rates                         **              8,212,544
                                            ranging from 7.00% to 11.50% and
                                            maturity dates ranging from January
                                            2006 to July 2027)


        Wilshire Target Fund                Wilshire Target Large Growth Fund - 472,461 units              **              8,070,280


        Harbor Fund                         Harbor Capital Appreciation Fund - 498,217 units               **              8,061,364


   *    Ameriprise Trust Company            RVS S&P 500 Index Fund - 1,502,250 units                       **              7,240,864


        Lord Abbett Mid-Cap Value           Lord Abbett Mid-Cap Value Fund - 268,697 units                 **              6,010,753


        Royce Total Return                  Royce Total Return Fund - 421,644 units                        **              5,315,007


        Calamos Fund                        Calamos Growth Fund - 83,186 units                             **              4,580,254


        Washington Mutual                   Washington Mutual Investors Fund - 147,776 units               **              4,557,441


                                                                                                                     ---------------
                                                 Total                                                                 $ 315,399,168
                                                                                                                     ===============

 *     Represents a party-in-interest
 **    Indicates a participant-directed fund.  The cost disclosure not required.